TRAIL ONE, INC.
1844 South 3850 West
Salt Lake City, UT 84104

June 2, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	TRAIL ONE, INC.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-170781

Attention:  Tonya Bryan of Julie F. Rizzo’s office

To Whom It May Concern:

In response to your letter dated May 20, 2011, TRAIL ONE, INC. wishes to address the following comments.

General

1.  We note your response to our prior comment 11. Please advise as to how the new estimated cost to register the shares of common stock of $45,000 is consistent with your estimated burn rate of $2,500. We also note that you anticipate $15,000 in costs associated with public company reporting requirements and newly applicable corporate governance requirements and your disclosure in the first two sentences of the first full paragraph on page 23 regarding $15,000 of estimated costs over the next six months for your direct sales program and the second full paragraph on page 24 and the first full paragraph on page 25 regarding $15,000 of estimated costs regarding the acquisition of aluminum and developing and programming software for the CNC machinery. Please reconcile each of these disclosures with your disclosures regarding your burn rate in the last paragraph on page 1, second to last full paragraph on page 17 and the second full paragraph on page 25.

We acknowledge the Commission’s comments and have revised our burn rate to be consistent throughout.

2.  The financial statements should be updated to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and six months ended March 31, 2011.

We acknowledge the Commission’s comments and have updated our financial statements to comply with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

3.  We note your response to our prior comment four and reissue our comment. We note your disclosure in the last sentence on the prospectus cover page. Please advise as what supplements you may have to the prospectus.  Alternatively, please delete the reference to any supplements to the prospectus.

We acknowledge the Commission’s comment and have deleted the reference to any supplements to the prospectus.

Prospectus Summary, page 1

General Introduction, page

4.  We note your response to our prior comment six and reissue our comment. It is still unclear from your disclosure how you intend to market individualized license tags to the wholesale market. Please clarify what product will actually be sold to the wholesale customers.

We acknowledge the Commission’s comment and have clarified how we plan to: (1) sell individualized license frame/holders to order through the Company’s website; (2) on a pre-order basis on a bulk basis based on orders from wholesalers from a catalogue prior to the manufacturing process.

License plate tags are more commonly known as license plate frames/holders.  Our product is a computer generated license plate tag, produced by using a highly sophisticated laser guided CNC metal cutting flat surface screened lathe/cutter.  The license frame /holders will be made to order, through the Company’s website, with a customer’s required individualized custom look.  The material used for each license plate tag will be aluminum. Then each individualized license plate tag will be embellished with personalized and customized script based on customer demand. We intend to sub-contract the actual manufacturing of each license plate tag to a manufacturer to our approved specifications.

Additionally, we also intend to market the sale of our product to wholesalers on a ‘pre-order basis’. With respect to the wholesale market, we will solicit bulk sales to wholesalers who will order our products from a catalogue prior to the commencement of our manufacturing process which they will then be able to re-sell to the general public, as well as, through licensing ventures.

5.  We note your response to our prior comment eight and reissue our comment in part. Please revise your disclosure on pages 15, 17, and 27 to disclose consistently your plans to raise capital through equity security sales, debt instruments, and private financing.

We acknowledge the Commission’s comment and have consistently disclosed our plans to raise capital through equity security sales, debt instruments, and private financing throughout.

Risk Factors, page 6

We have a short development stage operating history, page 9

6.  We note your response to our prior comment 12 and reissue in part. Please revise this risk factor because it appears to be incomplete or advise.

We acknowledge the Commission’s comment and have revised the risk factor on, or about, page 9.

WE HAVE NO OPERATING HISTORY AND FACE MANY OF THE RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY A YOUNG COMPANY.

We were incorporated in the State of Nevada on September 9, 2010. We have no operating history for investors to evaluate the potential of our business development. The Company has had no revenues or expenses prior to this time period.

THERE ARE MANY INHERENT RISKS AND DIFFICULTIES IN INTRODUCING ANY NEW PRODUCT TO THE MARKET PLACE.

We will begin to market our one product in the Salt Lake City, Utah area and develop our brand name. We face, however, many of the risks and difficulties inherent in introducing a new product. These risks include, but are not limited to, the ability to:

●	Increase awareness of our brand name;
●	Develop an effective business plan;
●	Meet customer standards;
●	Implement an advertising and marketing plan;
●	Attain customer loyalty;
●	Respond effectively to competitive pressures;
●	Continue to develop and upgrade our product; and
●	Attract, retain and motivate qualified personnel.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

7.  We note your response to our prior comment 16.  We note your disclosure in the first full paragraph on page 18 and similar disclosure on pages 23 and 26 regarding beginning production of automobile license plate tags once you have raised the necessary $75,000 and developed and installed the software for the CNC machines. We also note your disclosure in the second full paragraph on page 24 and the first full paragraph on page 25 regarding an estimated cost of $15,000 to acquire aluminum and develop software and program the CNC machinery. Please advise whether the $75,000 necessary financing includes any estimated costs for developing software for and programming the CNC machinery.

We acknowledge that Commission’s comment and have included throughout that the $15,000 needed to develop and program the CNC machinery, in addition to the aluminum need to create the Company license plate tags, will be included in the $75,000 necessary financing.

●
The implementation of our direct sales model through Mr. Montrone through the commencement of sales will cost at least $75,000. We need to establish and print all of the marketing material. We have allocated $35,000 toward marketing materials which include filers, broachers, direct marketing DVD’s and mailing costs.  The Company intends to allocate these funds as soon as they are available.

●	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirements.
●
Software and hardware to develop an internet site will cost the Company at least $2,000.  As an Automobile license plate tags company continued improvements and upgrades will be required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system creation. The Company intends to allocate these funds within four months of the funds becoming available. Additionally, it will cost the Company $7,000 to develop the software for the CNC machines and install that software on those CNC machines to produce the Company’s license plate tags.

●
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the Company at least $7,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover management expenses such as those from industry consultants in the automobile accessory business, and advisors. The Company intends to pay its consultants, advisors fees and working capital expenses as they become due.  Additionally, it will cost the Company $9,000 to acquire the necessary aluminum to produce the Company’s license plate tags.

Plan of Operation, page 25

8.  We note your response to our prior comment 17 and reissue our comment in part. Please describe your plan of operation in more detail here and in the Management's Discussion and Analysis of Financial Condition and Results of Operations section.  For example, please revise to indicate when you plan to begin producing the tags. In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds. Provide timeframes and quantified estimates of these amounts for each step in producing the tags and discuss what marketing methods you intend to focus on.

We acknowledge the Commission’s comment and have revised our plan of operation in more detail in the Plan of Operations and Management’s Discussion and Analysis of Financial Condition and Result of Operations Section.

We will utilize a two prong approach using direct sales model conducted by Mr. Montrone.  He will market the product locally in the Salt Lake City, Utah area to automobile specialty shops.  His current marketing strategy consists of various Point of Sale material including posters and flyers developed by Mr. Montrone in the past several months. Trail One, Inc. will market license plate tags for sale to the general public.   We also intend to market our license plate tags through our website: www.trailonecnc.com which is currently under development/construction.

Our plan of operation is, once we raise the necessary $75,000, to: (1) manufacture customized license plate tags for customers once we received orders for our license plates tags from our customers; (2)  use the CNC machines we have programmed to do the customize cutting of the aluminum to manufacture the requested customized license plate tag requested from our customers - whether it be in bulk orders from wholesale distributors or from customer orders from our internet website address mentioned below; and (3)  Subsequently, we plan, upon completion of the manufacturing process (which takes approximately seven (7) days, to ship/mail the license plate tags to customers who have requested customized orders on our internet website address, and/or store the bulk orders from wholesale distributors until such time as we have received payment for those orders.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated June 2, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

s/ Ralph Montrone

Ralph Montrone

Chief Executive Officer

TRAIL ONE, INC.